UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010.

Commission File Number 000-53879

COUGAR OIL AND GAS CANADA INC.
(Translation of registrant’s name into English)

833 4th Avenue S.W., Suite 1120 Calgary, Alberta T2P 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                  .

Election of Directors; Appointment of Certain Officers

On March 15, 2010, the Board of Directors (the “Board”) of Cougar Oil and Gas Canada Inc. (“Cougar Canada”) held a meeting and appointed Mr. Glenn Watt and Mr. William Brimacombe as directors to the Board, to take effect immediately.

Mr. Watt is currently a Director and President of Cougar Energy, Inc. (“Cougar Energy”) a private company, and Director and Vice President, Operations of Kodiak Energy, Inc. (“Kodiak”), a reporting issuer.  Prior to joining Cougar Energy and Kodiak, he worked primarily in the Western Canadian Sedimentary Basin and, from May 2003 to March 2007, was drilling and completions superintendent for a large Canadian oil and gas royalty trust.  Mr. Watt has an honours diploma in Petroleum Engineering Technology from the Northern Alberta Institute of Technology and a Bachelor of Applied Petroleum Engineering Technology Degree from the Southern Alberta Institute of Technology.

Mr. Brimacombe is currently a Director of both Cougar Energy, Inc. and Kodiak Energy, Inc.  He is a Chartered Accountant in Canada.  Mr. Brimacombe retired as Chief Financial Officer of Kodiak in December 2009 and remains with Kodiak Energy, Inc. on a consulting basis.  From 2000 to 2006, he was Vice-President Finance of AltaCanada Energy Corp., a publicly traded Canadian oil and gas company. Prior thereto, Mr. Brimacombe has over thirty years financial experience working for a number of public and private oil and gas companies with operations in Canada, the United States and other countries, including experience as an independent financial consultant during the years 1988 to 2000.

The Board also appointed Mr. William Tighe as Chief Executive Officer and Mr. Glenn Watt as Chief Operating Officer of Cougar Canada, to also take effect immediately.

Mr. Tighe is a Director of Cougar Energy, Inc.  He is also a Director and Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer of Kodiak Energy, Inc.

No directors or officers are receiving compensation for their appointments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COUGAR OIL AND GAS CANADA INC.

Date:	March 29, 2010	By: /s/ William S. Tighe
Name: William S. Tighe
Title: Chairman of the Board